[Protective Life Letterhead]

MAX BERUEFFY
Senior Associate Counsel
Writer's Direct Number: (205) 268-3581
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220

August 18, 2008

VIA E-MAIL

Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  RE:
  Initial Registration Statement on Form N-4 for
  Protective Life Insurance Company
  Protective Variable Annuity Separate Account
  File No. 811-8108

    Initial Registration Statement on Form N-4 for
    Protective Life and Annuity Insurance Company
    Variable Annuity Account A of Protective Life
     File No. 811-8537

Dear Mr. Ruckman:

        On behalf of Protective Life Insurance Company ("PLIC") and Protective Life and Annuity Insurance Company (together with PLIC, the "Companies"), I have enclosed for your convenience a copy of a prospectus and statement of additional information ("SAI") from an initial registration statement on Form N-4 offered through Protective Variable Annuity Separate Account and a copy of a prospectus and SAI from an initial registration statement on Form N-4 offered through Variable Annuity Account A of Protective Life (the "Registration Statements"). The Registration Statements, which relate to certain individual flexible premium deferred variable annuity contracts (the "New Contracts"), were filed with the Securities and Exchange Commission on August 15, 2008. The Companies would like to begin selling the New Contracts on November 3, 2008.

        The Companies respectfully request that the Staff afford the Registration Statements selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). The prospectus and SAI included in each Registration Statement are substantially similar to the prospectus and SAI including in Post-Effective Amendment Number 9 to the Form N-4 registration statement filed on April 30, 2008 (File No. 333-115212) that describes certain variable annuity contracts issued by PLIC (the "Existing Contracts").

        The enclosed prospectus and SAI are appropriately marked to indicate the differences between the New Contracts and the Existing Contracts. The material differences between the two are as follows:

  1.
  Under the New Contracts, the Companies will only impose a three-year surrender charge schedule, as opposed to a six-year schedule under the Existing Contracts.

  2.
  The mortality and expense risk charge and administration charge will be higher under the New Contracts.

  3.
  The New Contracts will not offer the Contract Value Death Benefit; instead, the standard death benefit will be the Return of Purchase Payments Death Benefit. In addition, under the Existing Contracts, PLIC imposes a fee for the Return of Purchase Payments Death Benefit, but the Companies will not impose any fee for this death benefit under the New Contracts. Instead, the only death benefit that will carry a fee is the Maximum Anniversary Value Death

    Benefit, and the CoverPay fee for the Maximum Anniversary Value Death Benefit will be lower under the New Contracts.

  4.
  The minimum initial purchase payment will be higher under the New Contracts, and the Companies will issue a contract and accept purchase payments at any time prior to the oldest owner's or annuitant's 86th birthday (under the Existing Contracts, the limit is age 81).

  5.
  The Companies will not offer a persistency reward under the New Contracts.

  6.
  Asset allocation models will not be available under the New Contracts.

  7.
  Under the Existing Contracts, PLIC requires owners who elect the SecurePay rider to allocate their contract value and purchase payments among certain specified asset allocation models. Under the New Contracts, the Companies will require owners who elect the SecurePay rider to allocate their contract value and purchase payments to certain sub-account categories in accordance with specified minimum and maximum percentages.

        The Companies will add any exhibits not included with the Registration Statements by pre-effective amendment.

        If you have any questions or comments regarding the Registration Statements, or if there is anything that we can do to facilitate the Staff's review of the Registration Statements, please call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717.

Sincerely,

/s/ Max Berueffy Max Berueffy

Attachment

cc:
Elisabeth M. Bentzinger